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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE TO/A
(Rule 14-d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
____________________________

MFS Government Markets Income Trust
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(Name of Subject Company (Issuer))

Bulldog Investors General Partnership
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(Names of Filing Person (Offerer))

Common Stock, no par value
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(Title of Class of Securities)

552939100
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(CUSIP Number of Class of Securities)

September 28, 2007
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(Date of Event Which Requires Filing of this Statement)

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Telephone: (201) 556-0092
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(Name, Address, and Telephone Numbers of a Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza, 23rd Floor
New York, New York 10001
(646) 378-2105

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$34,938,750	$1,072.62

* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 5,000,000 shares of common stock of MFS Government Markets Income Trust (“MGF”), which represents the estimated maximum number of shares of MGF common stock to be acquired in the tender offer by a price per share of $6.98775, which represents 96.25% of the net asset value per share at September 7, 2007.

** The amount of the filing fee is calculated in accordance with Rule 0-11(d) of the Securities Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the U.S. Securities and Exchange Commission on February 15, 2007, and is derived by multiplying the transaction valuation by 0.00003070.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,072.62	Filing Party: Bulldog Investors General Partnership

Form or Registration No.: Schedule TO-T	Date Filed: September 11, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

            This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 11, 2007 by Bulldog Investors General Partnership, a New York general partnership (“BIGP”).  The Schedule TO relates to the offer by BIGP to purchase up to 5,000,000 of the outstanding shares (the “Shares”) of common stock, no par value, of MFS Government Markets Income Trust, a trust established under the laws of the State of Massachusetts (“MGF”), at a price per share, net to the seller in cash (subject to a $50 processing fee that BIGP will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest thereon, equal to 96.25% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange, on the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).  All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule TO.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 1.	Summary Term Sheet

            The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet”, under the question entitled “WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?” is hereby amended and supplemented by adding the following sentence at the end of the answer to such question:

“In the event that BIGP waives any material condition to the Offer, the minimum period during which the Offer will remain open following such waiver will be 5 business days.”

Item 4.	Terms of the Transaction

The information set forth in the first sentence of the section of the Offer to Purchase entitled “SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT” is hereby amended and restated as follows:

             “Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), after the Expiration Date BIGP will promptly purchase, by accepting for payment, and will pay for, up to 5,000,000 Shares validly tendered and not properly withdrawn on or prior to the Expiration Date.”

The information set forth in enumerated condition “(3)” in the section of the Offer to Purchase entitled “SECTION 14. CERTAIN CONDITIONS TO THE OFFER” is hereby amended and restated as follows:

            “(3)   BIGP shall become aware of any change, circumstance, event or effect that has or will have occurred (or any development that has or will have occurred involving prospective changes) that is materially adverse to the business, operations, value of its assets, financial condition or results of operations of MGF or could reasonably be expected to have, in the reasonable discretion of BIGP, a material adverse effect on MGF or the value of the Shares or, assuming consummation of the Offer, on BIGP or any of its affiliates; or”.

            The information set forth in the penultimate bulleted clause of enumerated condition “(5)” of the section of the Offer to Purchase entitled “SECTION 14.  CERTAIN CONDITIONS TO THE OFFER” is hereby amended and restated as follows:

             “•         authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in the reasonable judgment of BIGP, could adversely affect either the value of MGF or the value of the Shares to BIGP or any of its affiliates,”.

The information set forth in the penultimate paragraph of the section of the Offer to Purchase entitled “SECTION 14. CERTAIN CONDITIONS TO THE OFFER” is hereby amended and restated as follows:

             “The foregoing conditions are for the sole benefit of BIGP and may be asserted by BIGP regardless of the circumstances (including any action or inaction by BIGP) giving rise to any such conditions and may be waived by BIGP in whole or in part at any time and from time to time, in each case, in the exercise of the sole discretion of BIGP.  The failure by BIGP at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, up until the expiration of the Offer.  Subject to applicable rules and regulations of the Commission and applicable law, any reasonable determination by BIGP concerning any condition described in this Section 14 shall be final and binding on all parties, provided that determinations regarding such conditions may be ultimately resolved by a court of competent jurisdiction.  A public announcement may be made of a material change in, or waiver of, such conditions and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 28, 2007
BULLDOG INVESTORS GENERAL PARTNERSHIP

By: KIMBALL & WINTHROP, INC., general partner

By: /s/ PHILLIP GOLDSTEIN

Name: Phillip Goldstein
Title: President